Exhibit 99.1

May 15, 2019

Lithium Americas Announces Retirement of Tom Hodgson and the Appointment of Jonathan Evans as Chief Executive Officer

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company"), has announced today that Tom Hodgson has retired as Chief Executive Officer and Director. The Board of Directors has appointed Jonathan (Jon) Evans, currently President and Chief Operating Officer, to the role of President and Chief Executive Officer and to replace Tom Hodgson on the Board. Tom Hodgson has agreed to stay on as a consultant to assist with the transition and will continue to support the Company as needed.

"I consider myself extremely fortunate to have been a part of Lithium Americas, working with a highly effective team as we developed and advanced our strategy of bringing two world-class assets into production,” said Tom Hodgson. “I am enthusiastic about Jon Evans taking on the leadership role. Jon is the right person to take Lithium Americas into the next stage of growth."

George Ireland, Chairman of Lithium Americas said, "On behalf of Lithium Americas’ Board of Directors, I would like to express our sincerest thanks to Tom Hodgson for his service to the company. Tom has shown tireless dedication and leadership in building Lithium Americas into a leading emerging lithium producer. He has been integral to the growth of the Company since joining the Board in 2011 and becoming an active and key part of the management team since the 2015 Western Lithium merger. We wish Tom all the best as he begins his retirement.

The Board of the Company is also very excited to welcome Jon Evans to his expanded role as President and Chief Executive Officer and return to the Board. Jon is a very capable and technically accomplished leader in the lithium industry at a time when Lithium Americas is in a strong position to transition from developer to lithium producer with two low cost projects in the western hemisphere.”

Jon Evans joined the Company as President and Chief Operating Officer in September 2018. Jon has over twenty years of executive operations experience, including serving as Vice President and General Manager of the Lithium Division at FMC Corp. (now Livent Corp.) from 2008 to 2013, management positions with General Electric in the USA and Europe and executive roles at major industrial companies owned by private equity firms. Jon also served as an officer in the United States Army.

About Lithium Americas:

Lithium Americas owns a 62.5% interest in the Caucharí-Olaroz lithium project along with its partner, Jiangxi Ganfeng Lithium Co.,Ltd. The Cauchari-Olaroz Project is currently constructing a US$425 million lithium mine and processing facility in Jujuy Province, Argentina. In addition, Lithium Americas owns 100% of the Thacker Pass lithium project located in Nevada, the largest known lithium deposit in the United States. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.
Investor Relations
Suite 300 – 900 West Hastings Street
Vancouver, BC, V6C 1E6
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-Looking Statements & Information

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things: the effects, if any, on the Company’s performance as a result of the change in CEO, and successful development of the Caucharí-Olaroz and Thacker Pass projects, including timing, anticipated production, and results thereof.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company’s actual results or performance to differ materially. This information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences. These assumptions include, successful transition of the Company’s CEO, and the Company’s ability to fund, advance and develop the Caucharí-Olaroz and Thacker Pass projects into production, including results therefrom and timing thereof. Forward-looking information also involve known and unknown risks that may cause actual results to differ materially, these risks include, among others, inherent risks in succession and transition planning for key executive roles, inherent risks in development of capital intensive mineral projects (including as co-owners), operational risks and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.